UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                       Partner Communications Company Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    70211M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Paul Weinberg, Adv.
                        Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February, 7, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elbit Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            15,856,551(*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,856,551(*)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,856,551(*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This excludes additional shares of the Issuer that the Reporting Persons may be deemed to beneficially hold as a result of agreements entered into with other shareholders of Issuer regarding, among other things, the disposition of the Reporting Persons' shares of Issuer as described in Items 4-6.


                               Page 2 of 55 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            15,856,551(*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,856,551(*)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,856,551(*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*)This excludes additional shares of the Issuer that the Reporting Persons may be deemed to beneficially hold as a result of agreements entered into with other shareholders of Issuer regarding, among other things, the disposition of the Reporting Persons' shares of Issuer as described in Items 4-6.


                               Page 3 of 55 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            15,856,551(*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,856,551(*)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,856,551(*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*)This excludes additional shares of the Issuer that the Reporting Persons may be deemed to beneficially hold as a result of agreements entered into with other shareholders of Issuer regarding, among other things, the disposition of the Reporting Persons' shares of Issuer as described in Items 4-6.


                               Page 4 of 55 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            15,856,551(*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,856,551(*)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,856,551(*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*)This excludes additional shares of the Issuer that the Reporting Persons may be deemed to beneficially hold as a result of agreements entered into with other shareholders of Issuer regarding, among other things, the disposition of the Reporting Persons' shares of Issuer as described in Items 4-6.


                               Page 5 of 55 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            15,856,551(*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,856,551(*)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,856,551(*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*)This excludes additional shares of the Issuer that the Reporting Persons may be deemed to beneficially hold as a result of agreements entered into with other shareholders of Issuer regarding, among other things, the disposition of the Reporting Persons' shares of Issuer as described in Items 4-6.


                               Page 6 of 55 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            15,856,551(*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,856,551(*)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,856,551(*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*)This excludes additional shares of the Issuer that the Reporting Persons may be deemed to beneficially hold as a result of agreements entered into with other shareholders of Issuer regarding, among other things, the disposition of the Reporting Persons' shares of Issuer as described in Items 4-6.


                               Page 7 of 55 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            15,856,551(*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,856,551(*)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,856,551(*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*)This excludes additional shares of the Issuer that the Reporting Persons may be deemed to beneficially hold as a result of agreements entered into with other shareholders of Issuer regarding, among other things, the disposition of the Reporting Persons' shares of Issuer as described in Items 4-6.


                               Page 8 of 55 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            15,856,551(*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,856,551(*)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,856,551(*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*)This excludes additional shares of the Issuer that the Reporting Persons may be deemed to beneficially hold as a result of agreements entered into with other shareholders of Issuer regarding, among other things, the disposition of the Reporting Persons' shares of Issuer as described in Items 4-6.


                               Page 9 of 55 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            15,856,551(*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        15,856,551(*)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,856,551(*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*)This excludes additional shares of the Issuer that the Reporting Persons may be deemed to beneficially hold as a result of agreements entered into with other shareholders of Issuer regarding, among other things, the disposition of the Reporting Persons' shares of Issuer as described in Items 4-6.


                              Page 10 of 55 pages

This Amendment No.2 on Schedule 13D amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the Reporting Persons ("Original Filing") with respect to the Ordinary Shares, par value New Israeli Shekel 0.01 per share, of Partner Communications Company Ltd. ("Issuer"). This Amendment No. 2 on Schedule 13D/A (the "Amendment") supplements and amends the Original Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Original Filing.

The following amends and supplements Items 2, 4, 5, 6 and 7 of the Original Filing.


ITEM 2. IDENTITY AND BACKGROUND.

     (a), (b) and (c):          The Reporting Persons.

     The address of DIC's principal office is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

     The address of Nochi Dankner is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. His present principal occupation is businessman, the chairman and chief executive officer of IDB Holding and chairman of IDB Development, DIC and Clal Industries and Investments Ltd., an Israeli public corporation with its principal office at the Triangular Tower, 45th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel, which is a subsidiary of IDB Development.

     As of February 7, 2005:

DIC owned approximately 45.7% of the outstanding shares of Elron.

IDB Development owned approximately 67.3% of the outstanding shares of DIC.

IDB Holding owned approximately 62.3% of the outstanding shares of IDB Development.

Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 47.1% and 13.4% respectively of the outstanding shares of, and control, Ganden Holdings. Pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting in the aggregate up to 9% of the outstanding shares of such corporation at the time this option will be exercised for the last time. Also, Nochi Dankner granted to three of Ganden Holdings' other shareholders, owning in the aggregate approximately 11.9% of Ganden Holdings' outstanding shares, a tag along right to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and one of such shareholders agreed to vote all its shares of Ganden Holdings, constituting approximately 1.8% of Ganden Holdings' outstanding shares, in accordance with Nochi Dankner's instructions.

In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden Holdings owned approximately 6.4% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 7.2% of the outstanding shares of IDB Holding.


                              Page 11 of 55 pages

In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned approximately 0.03% of the outstanding shares of IDB Holding.

In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned approximately 0.04% of the outstanding shares of IDB Holding.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Elbit, (ii) Elron,
(iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D and E previously attached to the Original Filing.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

     In November 2004, the Tel Aviv District Court acquitted DIC, several past executive officers of DIC and one of its other officers, and accepted their appeal filed in such Court against a judgment of Tel Aviv Magistrate's Court convicting them in February 2002, of criminal offenses under the Israeli Securities Act,1968, regarding the inclusion of a misleading detail in DIC's annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC's financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In December 2004, the prosecution filed in the Supreme Court of Israel a request for leave to appeal against the aforesaid decision of the Tel Aviv District Court. This request of the prosecution has not yet been heard by the Supreme Court. None of the activities underlying the legal proceedings described above, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 4. PURPOSE OF THE TRANSACTION.

     On February 7, 2005, Elbit Limited ("Elbit"), Polar Communications Ltd. ("Polar") and Eurocom Communications Ltd. ("Eurocom"), offered to sell all of their Ordinary Shares to the Issuer (the "Buyback") and granted Matav Investments Ltd. ("Matav") an option to participate in the Buyback. On the same date, such shareholders entered in an agreement with Hutchison Telecommunications (Netherlands) B.V. ("Hutchison BV") that, among other things, sets forth terms and conditions for the sale of Ordinary Shares by such shareholders in the event that the Buyback does not occur under certain circumstances (the "Alternative Agreement"). The Buyback and the Alternative Agreement are summarized in Item 6 below.


                              Page 12 of 55 pages

     The purpose of such transactions is to enable these shareholders to realize their respective investments in the Issuer, which were made upon the founding of the Issuer in 1997. The sale of shares by such shareholders is restricted by the terms of Issuer's license (the "License") issued by the Israeli Ministry of Communications, which has recently expressed its willingness to relax such restrictions.

     Except as set forth in Item 6 below, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of the
Schedule 13D rules.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of February 7, 2005, Elbit is the beneficial owner of an aggregate of 15,856,551 Ordinary Shares of Issuer, representing approximately 8.6% of the issued and outstanding Ordinary Shares as of January 19, 2005 (a total of 184,086,340 Ordinary Shares, based on information provided by the Issuer). As of February 7, 2005, Elron owned all the outstanding shares of Elbit, and is therefore the beneficial owner of the Ordinary Shares owned directly by Elbit, and shares with the Reporting Persons the power to vote and dispose of the Ordinary Shares owned directly by Elbit. DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may be deemed beneficial owners of, and to share the power to vote and dispose of, these Ordinary Shares. In addition, each of the Reporting Persons may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned by the other principal shareholders of the Issuer as a result of the Relationship Agreement described in Item 6 of the Original Filing. Each of the Reporting Persons disclaims such beneficial ownership.

     As a result of the Buyback offer and the Alternative Agreement, the Reporting Persons through Elbit, together with Eurocom, Polar and Matav (who are filing a separate statement on Schedule 13D), are deemed to have formed a group for the purpose of disposing Ordinary Shares (the "Group"). Accordingly, each member of the Group may be deemed to beneficially own the Ordinary Shares of the other members of the Group, for an aggregate of 41,386,575 Ordinary Shares, constituting approximately 22.5% of the outstanding Ordinary Shares. Each member of the Group disclaims beneficial ownership of the Ordinary Shares held by any other member. As of January 19, 2005, there were 184,086,340 Ordinary Shares outstanding, based on information provided by the Issuer.

     (b) Each member of the Group may be deemed to share the power to dispose of all of the Ordinary Shares of the Group. Each member of the Group holds Ordinary Shares and has sole voting power in respect of the Ordinary Shares held by it (except as described in Item 6 below), as follows:


                              Page 13 of 55 pages

                                 Number of Ordinary Shares        Percentage of Outstanding
Name                                       Held                        Ordinary  Shares
-----------------                       ----------                        ----------
Reporting Persons                       15,856,551                            8.6%


Eurocom                                 11,626,616                            6.3%


Polar                                    4,235,038                            2.3%


Matav                                    9,668,370                            5.3%


Total                                   41,386,575                           22.5%



     (c) Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron and Elbit did not own as of February 7, 2005 any Ordinary Shares (including Ordinary Shares that may be acquired pursuant to options to purchase such shares from the Issuer) except as described in Schedules A and B hereto. On January 25, 2005, 444 Ordinary Shares were purchased on behalf of Tal Raz on the Tel Aviv Stock Exchange at a price per share of NIS35.84 ($8.14 according to the applicable exchange rate of NIS 4.405 per $1.00). According to the information provided to the Reporting Persons, and except as set forth above, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days prior to February 7, 2005:

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

BUYBACK

     On February 7, 2005, Elbit, Polar, and Eurocom offered to sell to the Issuer, severally and not jointly, an aggregate of 31,718,205 Ordinary Shares, representing all of their Ordinary Shares, for aggregate consideration of between NIS 984.6 million ($225.2 million) and NIS 1.02 billion ($233.6 million) (the "Buyback Offer"). Matav has the option to participate in the Buyback. In the event that Matav exercises this option, the Buyback would increase to an aggregate of 33,317,932 Ordinary Shares (and the aggregate purchase price would increase accordingly), which would be allocated among the selling shareholders pursuant to their respective ownership of Ordinary Shares. If Matav does not exercise its option to participate in the Buyback, then for a period of 90 days following the closing of the Buyback, Matav will have an option to sell an aggregate of 5,755,974 Ordinary Shares to Elbit, Eurocom and Polar, severally and not jointly, at the price paid by the Issuer in the Buyback, plus interest, in the respective proportions that would have resulted had Matav participated in the Buyback. Matav has the right to transfer to its lending banks (namely, Bank Hapoalim, Bank Leumi, Bank Discount and First International Bank of Israel) the foregoing options, along with the underlying Ordinary Shares

          The Buyback is subject to various conditions, including:

     - the consent of the Issuer's lending banks in respect of their pledge on the Ordinary Shares of the selling shareholders;

     -    the receipt of financing by the Issuer;


                              Page 14 of 55 pages

     - the approval of the Issuer's audit committee, board of directors and shareholders;

     -    the consent of the Israeli Ministry of Communications; and

     - the approval of the Israeli Antitrust Authorities of the increase of the holding in the Issuer by Hutchison Telecommunications International Ltd. and its affiliates to more than 50% as a result of the Buyback.

     The sale price formula of the Buyback reflects a 10% discount from the 20-trading day volume weighted average market price of the Ordinary Shares on the Tel Aviv Stock Exchange prior to the meeting of the Issuer's shareholders in which the Buyback is approved, up to a maximum price of NIS 32.22 per share ($7.37 based on the applicable exchange rate of NIS 4.372 per $1.00) but not below NIS 31.04 per share ($7.10 based on such exchange rate). The closing price of the Ordinary Shares on the Tel Aviv Stock Exchange on February 27, 2005, was NIS 39.41 per share.

     The offer letter provides that the Buyback offer will terminate on the date that any of the following occur: (i) on or before 21 days from the date of the Buyback offer, the Issuer shall have failed to (A) accept the Buyback offer following the approval of its Audit Committee and Board of Directors or (B) publish a notice convening a shareholder meeting to approve the Buyback scheduled for a date within 51 days from the date of the Buyback offer, provided, that if the Issuer shall not yet have received the required approvals of the Israeli Ministry of Communications and its lending banks for the financing of the Buyback, then the Issuer shall be entitled to defer the publication of such shareholder meeting notice to a date no later than 41 days from the date of the Buyback offer and to defer the scheduled date of such meeting to no later than 71 days from the date of the Buyback offer; (ii) the Issuer shall have announced the cancellation of such shareholder meeting or its postponement to a date later than 51 days from the date of the Buyback offer (or 71 days, if applicable); (iii) the shareholders of the Issuer shall have failed to duly approve the Buyback at the shareholder meeting convened for such purpose; or (iv) at the election of the selling shareholders, the Buyback shall not have closed within 80 days from the date of the Buyback offer, provided they are not in material breach of the provisions of the Buyback offer.

     On February 24, 2005, the Issuer announced that its board of Directors had approved acceptance of the Buyback offer. The Buyback offer is still subject to the receipt of regulatory consents and approval of the Issuer's shareholders.

ALTERNATIVE AGREEMENT

     On February 7, 2005, Elbit, Eurocom, Polar and Matav (the "Israeli Shareholders") also entered into an agreement with Hutchison BV relating to the sale of Ordinary Shares if the Buyback fails to be consummated in certain circumstances, including: (i) any directors of the Issuer nominated by Hutchison or an affiliate thereof vote against the Buyback at the applicable meeting of the Board of Directors; (ii) the failure of the Issuer to obtain a commitment for financing of the Buyback within 41 days; (iii) the failure of the Issuer to publish a notice within 41 days calling for a shareholders meeting for the purpose of approving the Buyback, subject to certain exceptions; (iv) Hutchison BV or an affiliate thereof fails to vote in favor of the Buyback in the Issuer's shareholders meeting to be convened for the purpose of approving the Buyback;
(v) the cancellation or postponement of such shareholders meeting; or (vi) or the failure of the Issuer's shareholders to approve the Buyback at such shareholders meeting. The date of occurrence of any of the foregoing is referred to as the "Effective Date"; provided, however, that despite the occurrence of any of the foregoing, the Israeli Shareholders are entitled to deem the Effective Date not to have occurred.


                              Page 15 of 55 pages

     The Alternative Agreement contemplates three types of sale transactions, subject to applicable conditions similar to those of the Buyback Offer, other than the receipt of financing and corporate approvals of the Issuer:

          (A) From the Effective Date, Israeli Shareholders will be entitled to sell as a group, pro rata based upon their respective ownership percentages of Ordinary Shares, in one or more transactions, up to an aggregate of approximately 9.71% of the Ordinary Shares outstanding on the applicable sale dates, to any third parties at a price per share not lower than 90% of the market price of the Ordinary Shares at that time, but not otherwise. The number of Ordinary Shares permitted to be sold by each Israeli Shareholder would vary depending on whether or not Matav exercises its option to participate in such sale.

          (B) From the Effective Date, for a period of ten business days, the Israeli Shareholders, pro rata based upon their respective ownership percentages of Ordinary Shares, would grant to Hutchison BV a call option to purchase from them, severally and not jointly, an aggregate of 2% of the outstanding Ordinary Shares. Each Israeli Shareholder's percentage of the Ordinary Shares that is subject to the call option would vary depending on whether or not Matav exercises its option to participate in such transaction. The exercise price of the 2% call option equals a 12% discount from the market price of the Ordinary Shares at the time, subject to adjustment in Hutchison BV's favor based on the price of sales made pursuant to Clause (C) below. For so long as no Ordinary Shares are sold by any Israeli Shareholders pursuant to Clause (C) below, then, within six months from the closing of the call option transaction, Hutchison BV would have the right to sell back the Ordinary Shares purchased pursuant to the call option to the respective Israeli Shareholders, at the price equal to the purchase price paid by Hutchison BV, plus interest.

          (C) Following the sale of all the Ordinary Shares permitted to be sold pursuant to clause (A) above, if any of the Israeli Shareholders seek to sell, in one or more transactions, any additional Ordinary Shares up to 5.48% of the outstanding Ordinary Shares (or 7.48%, if Hutchison BV did not exercise its 2% call option), Hutchison BV will have a right of first refusal to purchase such Ordinary Shares at a 12% discount from the market price of the Ordinary Shares at that time. If Hutchison BV does not exercise such right in full, the Israeli Shareholders will be entitled, during the next 90 days, to sell the unexercised portion of such Ordinary Shares to any third parties in one or more transactions, provided that the price per share for each sale is not be less than the price offered to Hutchison BV. Each Israeli Shareholder's percentage of the Ordinary Shares that is subject to the right of first refusal would vary depending on whether or not Matav exercises its option to participate in such sale.

     The Israeli Shareholder undertook to ensure that if Hutchison would exercise all its options to purchase Ordinary Shares pursuant to Clauses (B) and
(C) above, it would hold more than 50% of the outstanding Ordinary Shares.

     Matav has the option to participate in the sales described in Clauses (A),
(B) and (C) above, in whole but not in part. In addition, Elbit, Eurocom and Polar granted Matav a 90-day option entitling Matav to sell such number of Ordinary Shares to Elbit, Eurocom and Polar, severally and not jointly, pro rata based upon their respective ownership percentages of Ordinary Shares, that would cause all the Israeli Shareholders to be in the same position had Matav elected initially to participate in the sales of Ordinary Shares under the Alternative Arrangement. If Matav exercises such option, it would become subject to the options granted to Hutchison BV described above. In the event that Matav does not exercise such option, then Matav will be solely responsible for maintaining the minimum percentage of Ordinary Shares required under the terms of the License to be held by Israeli shareholders. Matav has the right to transfer to its lending banks (namely, Bank Hapoalim, Bank Leumi, Bank Discount and First International Bank of Israel) the foregoing options, along with the underlying Ordinary Shares.


                              Page 16 of 55 pages

     In addition, the parties to the Alternative Arrangement agreed to amend the Relationship Agreement upon the earlier to occur of (a) the closing of the Buyback and (b) the closing in full of Hutchison BV's option described in Clause
(B) above or the expiration thereof unexercised. Such amendment would result in, among other things, the termination of the voting provisions of the Relationship Agreement. In addition, the parties agreed to amend the Relationship Agreement from time to time to reflect changes in the restrictions on the Issuer's founding shareholders under the License.

     Upon the closing of the Buyback or of the sales of all the Ordinary Shares pursuant to Clause (A) above, the nominees of the Israeli Shareholders will resign from the Issuer's Board of Directors, subject to any applicable requirements under applicable law or the License.

     Finally, each party to the Alternative Arrangement undertook to vote all their Ordinary Shares in favor of the Buyback at the Issuer's shareholders meeting to be called for such purpose.


RELATIONSHIP AGREEMENT

     As described above under "Alternative Arrangement," the voting provisions of the Relationship Agreement will terminate upon the earlier to occur of (a) the closing of the Buyback and (b) the closing in full of Hutchison BV's option described in Clause (B) under "Alternative Arrangement" or the expiration thereof unexercised.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Schedules A,                Name, citizenship, residence or business address and present principal
B, C, D and          -      occupation of the directors and executive officers of (i) Elbit, (ii) Elron, (iii)
E                           DIC, (iv) IDB Development and (v) IDB Holding.

Exhibit 1                   Irrevocable Offer Letter dated February 7, 2005 setting forth the terms of the
                            Buyback Offer.


Exhibit 2                   Agreement dated February 7, 2005 by and between Elbit Limited, Polar
                            Communications Ltd.and Eurocom Communications Ltd., Matav Investments
                            and Hutchison Telecommunications (Netherlands) B.V. setting forth the terms of the Alternative Arrangement.


                              Page 17 of 55 pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment on Schedule 13D is true, complete and correct.

Date: March 1, 2005
                    ELBIT LTD.
                    ELRON ELECTRONIC INDUSTRIES LTD.
                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    BY: IDB HOLDING CORPORATION LTD.

                                (signed)
                    BY: ______________________________
                    Haim Tabouch and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of Elbit Ltd., Elron Electronic Industries Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to the Original Filing as Exhibits 5 through 12.


                              Page 18 of 55 pages